February 11, 2026

Jennifer F Jung
Chief Financial Officer
Sportsman's Warehouse Holdings, Inc.
1475 West 9000 South
Suite A
West Jordan, UT 84088

        Re: Sportsman's Warehouse Holdings, Inc.
            Form 10-K for Fiscal Year Ended February 1, 2025
            File No. 1-36401
Dear Jennifer F Jung:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services